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Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS—Unaudited
(Dollars in Millions)

	Year Ended December 31
	2006	2005	2004	2003	2002
Portion of rentals representing interest	$75	$62	$57	$63	$66
Capitalized interest, including discontinued operations	152	83	48	41	16
Other interest and fixed charges, including discontinued operations	147	240	279	270	316

Total fixed charges (A)	$374	$385	$384	$374	$398

Earnings-pretax income with applicable adjustments (B)	$9,014	$4,557	$2,905	$2,421	$1,446

Ratio of (B) to (A)	24.10	11.84	7.57	6.47	3.63

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Marathon Oil Corporation Computation of Ratio of Earnings to Fixed Charges TOTAL ENTERPRISE BASIS—Unaudited (Dollars in Millions)